Alex Wright-Gladst...
CEO and founder of Sphere. Co-founder of Ayar Labs.
San Diego, California
Sphere (Our Sphere, Inc.)

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Alex Wright-Gladstein • You
CEO and founder of Sphere. Co-founder of Ayar Labs.
7mo •

Our community round is open! We can't think of a better way to celebrate our three-year anniversary than to democratize access to owning a piece of Sphere itself, so that our community - the people who have gotten us this far - can officially be part of our journey. Head over to our page on WeFunder to invest: https://lnkd.in/gF573u5Y

Please note: investment involves risk. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


WE
FAKE

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Rebecca Hourihan AIF® PPC™ • 1st · 7mo
Chief Marketing Officer at 401(k) Marketing
Great work Alex Wright-Gladstein and the Sphere team!! 👏👏👏
Like · 2 | Reply

Tabita Wright, MD • 1st · 7mo
Breast Specialist, Radiologist NCRA Med. Grp
Invested!
Like · 2 | Reply

Rob Thomas • 1st · 7mo
Social(k) to help retire big oil
Social(k) has been waiting for a low cost deep ESG screened index fund. Alex figured it out!
Love · 3 | Reply

Nina (Wright) Stasiuk • 1st · 7mo
Healthcare Strategist
Soooo exciting!!!
Like · 3 | Reply

Tabita Wright, MD • 1st · 7mo
Breast Specialist, Radiologist NCRA Med. Grp
Love this
Like · 1 | Reply

Marilyn Waite • 1st · 7mo
Sustainable finance and investment | SDG #13: Climate Action | ESG
Invested!
Like · 5 | Reply

Jason Britton, MBA, CSFA • 1st · 7mo
Managing Partner and Chief Investment Officer of the Reflection Com...
So proud to be part of this movement and team. Congrats on the three years!!!!
Love · 5 | Reply

Doug Burnett • 1st · 7mo
Chief Good Officer @ Buena
Such an important cause. Really proud to be a part of it and to see your vision Alex coming to life. Can't believe it's been 3 years!
Love · 2 | Reply

C. Michael Wright, MD FACC FNLA • 1st · 7mo
Physician at Scripps Center for Executive Health and Cardiologist at S...
Congratulations! So exciting!
Like · 2 | Reply

Candice Rutherford, CPB • 2nd · 7mo
Accountant & CEO at City Bookkeeper
This is so exciting!! 🙌
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